Exhibit 99.4

Vedanta transforming elements Vedanta Limited Q3 FY2018 Results 31 January 2018 Elements for a Sustainable Future VEDANTA L I M I T E D – O I L & G A S | Z I N C | P O W E R | A L U M I N I U M | I R O N O R E | C O P P E R

Cautionary Statement and Disclaimer Vedanta transforming elements The views expressed here may contain information derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness, reasonableness or reliability of this information. Any forward looking information in this presentation including, without limitation, any tables, charts and/or graphs, has been prepared on the basis of a number of assumptions which may prove to be incorrect. This presentation should not be relied upon as a recommendation or forecast by Vedanta Resources plc and Vedanta Limited and any of their subsidiaries. Past performance of Vedanta Resources plc and Vedanta Limited and any of their subsidiaries cannot be relied upon as a guide to future performance. This presentation contains ‘forward-looking statements’ – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as ‘expects,’ ‘anticipates,’ ‘intends,’ ‘plans,’ ‘believes,’ ‘seeks,’ or ‘will.’ Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a environmental, climatic, natural, political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements. We caution you that reliance on any forward-looking statement involves risk and uncertainties, and that, although we believe that the assumption on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate and, as a result, the forward-looking statement based on those assumptions could be materially incorrect. This presentation is not intended, and does not, constitute or form part of any offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities in Vedanta Resources plc and Vedanta Limited and any of their subsidiaries or undertakings or any other invitation or inducement to engage in investment activities, nor shall this presentation (or any part of it) nor the fact of its distribution form the basis of, or be relied on in connection with, any contract or investment decision. VEDANTA LIMITED – Q3 FY2018 RESULTS PRESENTATION 2

Contents Section Presenter Page Strategic Update Kuldip Kaura, CEO 4 Financial Update Arun Kumar, CFO 11 Business Review Kuldip Kaura, CEO Sudhir Mathur, CEO - Cairn Oil & Gas 17 Appendix 27 3 VEDANTA LIMITED – Q3 FY2018 RESULTS PRESENTATION

Strategic Update Kuldip Kaura Chief Executive Officer Value Creation Vedanta Limited Q3 FY2018 Results 31 January 2018 VEDANTA LIMITED – Q3 FY2018 RESULTS PRESENTATION VEDANTA LIMITED – OIL & GAS ZINC POWER ALUMINIUM IRON ORE COPPER

Sustainable Development

- **Safety**
  - Third party Safety Maturity Survey conducted
  - Risk workshops will be conducted in Feb to validate and manage Critical Risks Controls
  - Regrettably 4 fatalities occurred during Q3 – each has been investigated and lessons learnt are being implemented at every business
- **Environment**
  - Third party audit completed for tailing/ ash management practices across the group in India
  - Water risk assessment to identify physical, social and economic risks for group completed and mitigation plan is being developed by the businesses
  - Water and energy saving achievement at 75% and 163% YTD of annual targets respectively
- **Recognitions**
  - Sterlite Copper was placed first under the category of “Industrial Water Use Efficiency” organised by FICCI India
  - Cairn Oil & Gas awarded the 'Golden Peacock Global Award for Sustainability' 2017 in London

LTIFR – *(per million man-hours worked)*


0.89
0.52
0.41
0.43
0.49
0.40
0.32
FY2012
FY2013
FY2014
FY2015
FY2016
FY2017
YTD FY2018

Note: ICMM 2014 methodology adopted from FY2016 onwards



Drinking water initiative at Barmer, Cairn having 331 RO plants established to benefit 1 million people

VEDANTA LIMITED – Q3 FY2018 RESULTS PRESENTATION
5

Q3 FY2018 Results Highlights

Operations: Robust production, and ramp-up on track

- Zinc India: Refined zinc-lead production of 245kt, up 7% q-o-q
- Zinc International: Strong production at BMM and Skorpion
- Aluminium: Continued ramp-up; production up 40% y-o-y with exit run-rate of 1.8mtpa
- TSPL: Record plant availability of 97%
- Iron ore: Granted additional mining allocation in Goa; increase in mining cap at Karnataka

Progressing on growth projects

- ZI: Gamsberg on track to commence production in mid CY18
- O&G: Contracts awarded for growth projects announced in Nov 2017; rigs being mobilized at site
- Copper India 400kt smelter expansion: EPC contract awarded

Financials:

- EBITDA of Rs. 6,780 crore, up 13% y-o-y; robust margin of 35%[1]
- Attributable PAT[2] of Rs 2,173 crore
- Strong FCF generation of Rs 4,662 Cr and gross debt reduced by Rs. 11,450[3] Cr in 9M FY2018

EBITDA mix (Q3 FY2018)



54%
20%
9%
9%
5%
3%
Zinc
Oil & Gas
Aluminium
Power
Copper
Iron Ore

Key Financials

In Rs. Crore	Q3 FY18	Q3 FY17	Q2 FY18
EBITDA	6,780	5,976	5,776
EBITDA Margin[1]	35%	39%	35%
Attributable PAT [2]	2,173	2,148	2,036
Divisional EBITDA			
Zinc - India	3,238	2,729	3,001
Zinc – Intl.	446	203	389
Oil & Gas	1,359	1,051	1,176
Iron Ore	231	467	(4)
Copper - India	297	447	392
Aluminium	609	651	457
Power	595	435	366
Others	5	(7)	(1)

Notes: 1. Excludes custom smelting at Copper and Zinc India operations
2. Before exceptional items and DDT
3. Excluding repayment of temporary borrowing by Zinc India & preference shares issued pursuant to the Cairn India merger in April

VEDANTA LIMITED – Q3 FY2018 RESULTS PRESENTATION 6

Well invested asset base delivering growth and shareholder returns Consistent and successful strategy Delivering profitable capacity growth in attractive commodities Uniquely positioned to harness India’s resources potential and demand growth Clear priorities for capital allocation and shareholder returns VEDANTA LIMITED – Q3 FY2018 RESULTS PRESENTATION 7

Strategic Framework Near Term Priority Medium Term Priority (FY18-20) (FY20+) Selectively pursue growth Ramp up to Design Capacity options Well-invested assets ramping up by FY2020 to deliver industry leading growth Continued focus on asset optimisation and cost efficiency High quality portfolio with attractive brownfield growth options Focused exploration strategy Participation in resource auctions in India with focus on returns Underpinned by - Disciplined capital allocation - Opex and capex efficiency - Sustainability Deliver superior shareholders returns with continued focus on maintaining a strong balance sheet VEDANTA LIMITED – Q3 FY2018 RESULTS PRESENTATION 8

Near Term Priority: Ramp-up to Design Capacity

		Near-term expansions	Total expanded capacity	Progress
	**Zinc India**	• Expansion to 1.2mt mined Zn-Pb metal • Silver to 750t	1.2mt Zn-Pb 750t Ag	
	**Zinc Intl.**	• Gamsberg project (250kt) and Skorpion pit extension	400kt	
	**Oil & Gas**	• Various projects at Rajasthan - EOR, tight oil, Gas	275-300 kboepd	
	**Aluminium**	• Ramp-up of Jharsuguda II smelter	2.3mt aluminium	
	**Copper India**	• Smelter expansion from 400 to 800kt	800kt	
	**Iron ore**	• Ramp-up to earlier permitted (pre-ban) capacity	20.5mt	

On track for ramp-up to expanded capacity

VEDANTA LIMITED – Q3 FY2018 RESULTS PRESENTATION 9

Medium Term Priority: Selectively Pursue Growth Options Zinc India Zinc Intl. Oil & Gas Aluminium Iron ore Expansion of Zn-Pb to 1.5mtpa Silver production of 1,000t + Gamsberg Phase 2 & 3 (350kt incremental) Swartberg (75kt) 300-500 kboepd Accompanied by continued exploration Lanjigarh alumina refinery expansion (6mt) Jharkhand iron ore deposit (10mt) VEDANTA LIMITED – Q3 FY2018 RESULTS PRESENTATION 10

Vedanta Limited Q3 FY2018 Results 31 January 2018 Financial Update Arun Kumar Chief Financial Officer Empowering Growth VEDANTA LIMITED – OIL & GAS ZINC POWER ALUMINIUM IRON ORE COPPER

Q3 Financial Highlights

- Higher EBITDA, driven by increased volumes and commodity prices, partially offset by input commodity inflation
- Gross debt reduced by Rs. 11,450[4] Cr YTD FY2018, partially offset by acquisition of AvanStrate Inc., Japan

Rs. crore or as stated	Q3 FY2018	Q3 FY2017	Change	Q2 FY2018	Change
EBITDA	**6,780**	**5,976**	**13%**	**5,776**	**17%**
EBITDA margin[1]	35%	39%	-	35%	-
Attributable PAT[2] (Before exceptional items & DDT)	**2,173**	**2,148**	**1%**	**2,036**	**7%**
EPS (Rs./share) (Before exceptional items & DDT)	5.86	7.24		5.49	
Gross Debt[3]	55,218	64,966		55,798	
Cash	38,923	53,452		40,206	
Net Debt	16,295	11,514		15,592	
Net Debt/EBITDA (LTM)	0.7	0.7		0.6	
Net Gearing	17%	12%		16%	

Notes: 1. Excludes custom smelting at Copper India and Zinc-India operations
2. In view of clarification issued by Ind-AS Transition Facilitation Group, we have revised the accounting for dividend distribution tax (DDT) on profits of subsidiaries. Hence the previous periods have been restated to give effect of the same
3. Gross Debt of FY 2018 includes preference shares of Rs 3,010 crore issued pursuant to the Cairn India Merger in April and Rs. 946 crore pursuant to acquisition of AvanStrate Inc.
4. Excluding repayment of temporary borrowing by Zinc India & preference shares issued pursuant to the Cairn India merger in April

VEDANTA LIMITED – Q3 FY2018 RESULTS PRESENTATION 12

EBITDA Bridge (Q3 FY2018 vs. Q2 FY2018) Q3 FY2018 vs. Q2 FY2018 (In Rs. crore) Zinc & Lead 352 Brent 267 Aluminum 259 Metal Premiums 32 Iron ore 23 Brent Discount 3 Iron-ore 222 Zinc India 94 Aluminum 63 TSPL 86 Cairn 55 Others 26 135 45 6,780 936 511 32 546 91 6,324 5,776 Market & Regulatory Rs.548 crore Operational Rs. 411 crore Q2 FY18 LME/ Brent / Input Currency Regulatory & Adjusted Volume Cost & Mktg Others Q3 FY18 Premiums Commodity Profit EBITDA Inflation Petroleum VEDANTA LIMITED – Q3 FY2018 RESULTS PRESENTATION 13

Income Statement

- **Depreciation & Amortization**
  - Higher q-o-q on account of higher production at Zinc India, iron ore and capitalization of infill wells at Mangala in O&G business
  - Lower y-o-y due to change in depreciation method in Oil & Gas business from 2P to 1P reserves based on guidance under Ind-AS w.e.f. 1st April 17; partly offset by capitalization of pots at Aluminum business
- **Finance cost**
  - Lower q-o-q on account of de-leveraging in Q2 FY18
  - Lower y-o-y driven by de-leveraging and lower interest rates
- **Other income**
  - Lower q-o-q and y-o-y on account of lower investment corpus and MTM loss due to increase in G-Sec yields
- **Exceptional Items**
  - Relating to arbitration of historical vendor claim in the aluminum business and ASI acquisition related cost

In Rs. crore	Q3 FY'18	Q3 FY'17	Q2 FY'18
Revenue	24,361	20,391	21,590
EBITDA	6,780	5,976	5,776
Depreciation & amortization	(1,549)	(1,581)	(1,426)
Finance Cost	(1,306)	(1,508)	(1,427)
Other Income	573	1,014	919
Exceptional items - credit/(expense)	(158)	-	186
Taxes	(1,402)	(537)	(873)
Taxes - DDT	-	(15)	-
Taxes on exceptional items	38	-	(62)
Profit After Taxes (before exceptional items and DDT)	3,079	3,255	2,862
Profit After Taxes (before exceptional items)	3,079	3,240	2,862
Profit After Taxes	2,959	3,240	2,986
Attributable profit (before exceptional items and DDT)[1]	**2,173**	**2,148**	**2,036**
Attributable profit (before exceptional items)[1]	**2,173**	**2,133**	**2,036**
Attributable PAT	2,053	2,133	2,091
Minorities % (before exceptional items)	29%	34%	29%

Note 1. In view of clarification issued by Ind-AS Transition Facilitation Group, we have revised the accounting for dividend distribution tax (DDT) on profits of subsidiaries. Hence the previous periods have been restated to give effect of the same
2. Previous period figures have been regrouped or re-arranged wherever necessary to conform to the current period's presentation

VEDANTA LIMITED – Q3 FY2018 RESULTS PRESENTATION 14

Net Debt for Q3 FY2018 (In Rs. crore) 1 [VALUE] 16,295 15,592 4,968 468 14,490 1,805 1 209 2,055 1,134 FCF Post Capex Rs. 1779 crore Net Debt CF from WC Movements Capex Translation & Minority Net Debt ASI Acquisition Reported Net 1st Oct 17 Operations Others dividend by HZL 31st Dec 17 Debt 31st Dec 17 Note 1: Rs. 1,010 Cr is consideration paid, and Rs.795 Cr is consolidation of ASI’s Net debt VEDANTA LIMITED – Q3 FY2018 RESULTS PRESENTATION 15

Financial Priorities: Maintain Strong Shareholder Returns and Balance Sheet Disciplined Capital Allocation; Focus on FCF Deleveraging; Strong Liquidity Focus Cost Savings Long Term Shareholder Value Continued focus on generating cash flows from ramp up of assets Further enhance credit rating to AA+ Continued reduction in gross debt Debt being refinanced at longer maturities and lower interest cost Strong liquidity focus Optimization of opex and delivering on savings program Cost in 1st/2nd quartile of cost curve across all businesses Dividend policy in place VEDANTA LIMITED – Q3 FY2018 RESULTS PRESENTATION 16

Vedanta Limited Q3 FY2018 Results 31 January 2018 Business Review Kuldip Kaura, Chief Executive Officer Sudhir Mathur, CEO – Cairn Oil & Gas Operational Excellence VEDANTA LIMITED – OIL & GAS ZINC POWER ALUMINIUM IRON ORE COPPER

Zinc India

Q3 FY2018 Results

- MIC at 240kt; refined zinc-lead 245kt and refined silver at 132t
- CoP at $1,022/t; impacted by high input commodity prices

Capacity expansion to 1.2mtpa MIC by FY2020 on track

- RAM U/G mine crossed ore production run-rate of 2mtpa; shaft to take total production capacity to 4.5mtpa in Q3 FY2019
- SK mine crossed ore production run-rate of 4.5mtpa; shaft to take total production capacity to 6mtpa in Q3 FY2019
  - New 1.5mtpa mill expected to commission in Q2 FY2019
- Site construction of new 2mtpa mill at Zawar commenced; expected to commission by Q3 FY19
- Expansion of RD from 0.9 to 1.08mtpa and Kayad from 1.0 to 1.2mtpa approved by Expert Appraisal Committee of MoEF
- Civil construction work for the fumer project is 70% complete; on track for completion by mid FY2019

FY2018 Outlook

- FY2018 integrated Zn-Pb production c.950kt; silver 500t+
  - Q4 mine production to be higher than Q3 due to higher RAM production and higher overall grades
- FY2018 CoP of $950-$975/t due to high input commodity prices
  - Q4 CoP to be lower than Q3 due to higher production & cost efficiencies



Underground mining operations at Rampura Agucha mine

Underground Mines Ore Capacity Expansion to facilitate MIC expansion to 1.2mtpa by FY2020

3.8 mtpa → 10.4 mtpa (Current) → 17.3 mtpa



4.5
6.0
4.0
2.0
4.5
3.3
1.2
1.2
1.1
0.5
0.6
Rampura Agucha
Sindesar Khurd
Zawar
Kayad
Rajpura Dariba
Pre-expansion
Planned (FY 20)
Current run-rate

VEDANTA LIMITED – Q3 FY2018 RESULTS PRESENTATION 18

Zinc International Q3 FY2018 Results Total production at 47kt Skorpion at 26kt: highest in last 6 quarters due to higher blended grades and refinery performance BMM at 21kt: highest quarterly production in the last 4 years, driven by higher grades and plant improvement initiatives CoP lower at $1,383/t driven by higher volumes and targeted improvement projects Skorpion Pit 112 extension Contractor mining fully ramped-up 25% of waste stripping completed, full completion by Q4 FY19;first ore extracted in Nov’17 before schedule Project to extend mine life by further 2.5 years and produce 250kt of metal Outlook FY18 Production of c.160kt YTD CoP at 1,495/t; Q4 to be temporarily high at c.$1,700/t due to early production from Pit 112 and currency appreciation Significant progress at 250kt Gamsberg project On target for first production by mid CY2018, with ramp-up to full capacity in 9-12 months Capex on target of $400mn, CoP expected at $1000-1150/t 70% of pre-stripping completed with record 12.3mt of waste achieved in the quarter; 500kt ore stockpile targeted ahead of 1st feed Construction of concentrator underway Ball mill shell and crusher mechanical erection completed Power and Water pipeline infrastructure is 90% completed Plant cold commissioning to commence in Q1 FY19 Erection of Ball Mill Shells, Bearing ROM -Primary Crushing Housing & Motor Gamsberg project video: https://tinyurl.com/ydfuama3 VEDANTA LIMITED – Q3 FY2018 RESULTS PRESENTATION 19

Cairn Oil & Gas Q3 FY2018 Results Gross average production at 184,133 boepd Rajasthan production at 157,096 boepd Offshore production at 27,037 boepd Operating cost RJ waterflood operating cost at $4.3/boe RJ blended cost including EOR at $6.4/boe Production to ramp-up in Q4 as planned: 15 infill wells at Mangala: 8 wells brought online; balance 7 to be online in Q4FY18 Satellite fields: 8 well campaign commenced RDG phase I: Successful ramp-up to 45 mmscfd Liquid handling facilities upgrade for 1.2bn bbls: Progress as per plan Cambay: 3 well infill drilling campaign commenced in Jan FY 2018 Outlook Rajasthan Q4 production expected at 165 kboepd Net capex estimated at $250mn 90% for development incl. EOR, tight oil & gas projects 10% of exploration and appraisal Rajasthan: Mangala Processing Terminal Ravva: Oil Field VEDANTA LIMITED – Q3 FY2018 RESULTS PRESENTATION 20

Cairn O&G: Execution of growth projects commenced Enhanced Oil Recovery Contract awarded for Bhagyam & Aishwariya EOR Rigs to be mobilized during Q4FY18 Tight Oil & Gas Projects Contract awarded for tight oil & gas wells Rigs to be mobilized during Q4FY18 Contract for RDG tight gas facilities to be awarded in Q4FY18 Exploration Rajasthan: Prospects identified to drill in FY19; Drilling tender to be awarded in Q4FY18 KG Offshore: Drilling of 2 exploration wells to commence in Q4FY18 ; contract has been awarded OALP Expression of Interest submitted in prioritized blocks Evaluating opportunities for bid submission Gross production Net capex (kboepd) ($mn) 275- 300 300 220- 300 250 185- 250 190 FY18 FY19 FY20 FY18 FY19 FY20 Summary of key projects Gross Gross Peak EUR1 Capex Production Project (mmboe) ($m) (kboepd) Enhanced Oil Recovery 40 155 19 (Bhagyam & Aishwariya) Tight Oil & Gas Projects 137 640 45 Other Projects: 41 290 53 - Mangala Infill (60 wells) 22 140 32 - Liquid Handling Upgrade 12 120 15 - CB/OS-2 Infill (3 wells) 7 30 6 Total 218 1,085 117 Note 1. Estimated Ultimate Recovery Project IRR of over 20% even at $40/bbl per barrel Brent Positive Free Cash Flow post capex every year VEDANTA LIMITED – Q3 FY2018 RESULTS PRESENTATION 21

Aluminium

Q3 FY2018 Results

- Record Aluminium production of 445kt, with current run rate of 1.8mtpa and alumina production of 287kt
  - Aluminum CoP at $1,945/t, higher q-o-q due to increase in power cost on account of continued coal shortages, high import alumina prices and carbon cost
  - Alumina CoP at $327/t vs. $ 430/t for imported alumina

Operations

- 500kt Jharsuguda-I smelter: Restart of pots impacted by outage in Apr 2017; currently fully ramped up
- Ramp-up at 1.25mt Jharsuguda-II smelter:
  - 1st line: fully ramped up in Q3 FY2018
  - 2nd line: fully capitalized in Q4 FY2017
  - 3rd line: 193 pots operational, full ramp up by Q4 FY2018
  - 4th line: Under evaluation
- BALCO I (245kt) and II (325kt) fully operational

FY2018 Outlook

- Aluminium production 1.5 to 1.6mt (excl. trial run); Alumina production 1.2-1.3mt for FY2018
- CoP estimated at $1,850-1,900/t for Q4 FY2018 due to improved materialization of coal linkages and elimination of one-off impacts of power imports and revival costs

Aluminium Costs and Margins (in $/t, for Q3 FY2018)


Q2 18
2,012
78
63
2,153
(718)
(709)
(430)
(84)
$211/t
(146)
(259)
(194)
2,102
94
53
2,249
(782)
(750)
(413)
(80)
224
(126)
(237)
(139)
LME
Ingot Premium
Value Addition
Total Realisation
Alumina Cost
Power Cost
Other Hot Metal Costs
Conversion Costs & others
EBITDA
Dep
Int
PBT

Movements in Aluminium COP (in $/t)


1,857
64
67
27
25
45
1,945
Commodity Inflation
One-offs in Q2
Q2
Alumina
Coal
Carbon
Power import
Revival cost
Q3

VEDANTA LIMITED – Q3 FY2018 RESULTS PRESENTATION
22

Power TSPL (3 x 660 MW) Record quarterly plant availability of 97%; 9 months availability at 68% and targeting availability of c. 75% for FY2018 ‘Take or Pay’ arrangement with input coal pass through and EBITDA margin of c. INR1/unit Other IPPs BALCO 600MW: Q3 PLF of 43%, higher than Q2 Jharsuguda 600MW: Low PLF of 5% due to the ash dyke incident and temporary coal shortage Coal Outlook – Aluminium CPPs Domestic coal supply situation Low realisation of linkage coal in Q3 resulting in higher coal cost In Jan’18, Coal India announced increase in coal price across various grades Addressing challenges in coal supply and costs Working towards improved materialisation of linkages and realisation of backlogs Restrictions on linkage coal supply for captive power plants removed, better availability expected in Q4 Total coal linkage secured: 8mt from Tranche I and II auctions, 2mt from Tranche III auction; coal delivery from Tranche III to start in Feb’18 Third Party quality control to help offset coal GCV losses VEDANTA LIMITED – Q3 FY2018 RESULTS PRESENTATION 23

Iron Ore Q3 FY2018 Results Total sales of 1.8mt and production of 0.9mt Goa commenced production of higher quality ore through beneficiation and blending Karnataka achieved full allocation production in Q3, inventory of 0.5mt to be sold in Q4 Realizations: Beneficiation and blending increased realisations from the higher quality ore at Goa Karnataka had strong realizations of $28/t in Q3 Working towards higher realizations in the domestic market FY18 Outlook: Original production allocation: 5.5mtpa at Goa & 2.3mtpa at Karnataka Granted additional allocation in Goa; expect to produce higher quality ore of c.2mt in Q4 FY2018 Mining cap increased from 30 to 35mtpa for the state of Karnataka, company wise allocation in progress Iron Ore Mine in Goa Sanquelim Reclaimed Iron Ore Mine, Goa VEDANTA LIMITED – Q3 FY2018 RESULTS PRESENTATION 24

Copper India Q3 FY2018 Results Volumes Production at 101kt Q3 Tc/Rc’s at 20.8 c/lb Net CoP of Usc 5.6/lb, higher q-o-q due to higher input commodity prices Outlook Maintain guidance for FY2018 production at 400kt Benchmark Tc/Rc for CY2018 at Usc 21.3/lb; c.11% lower than CY2017 Tuticorin II (400kt) Update EPC contract awarded: Site mobilization and civil work commenced Contracts for balance construction to be awarded by March 2018 Completion in Q3 FY2020 Tuticorin I Copper Smelter Construction of Tuticorin II (400kt) VEDANTA LIMITED – Q3 FY2018 RESULTS PRESENTATION 25

Well invested asset base delivering growth and shareholder returns Consistent and successful strategy Delivering profitable capacity growth in attractive commodities Uniquely positioned to harness India’s resources potential and demand growth Clear priorities for capital allocation and shareholder returns VEDANTA LIMITED – Q3 FY2018 RESULTS PRESENTATION 26

Vedanta Limited Q3 FY2018 Results 31 January 2018 Appendix VEDANTA LIMITED – OIL & GAS ZINC POWER ALUMINIUM IRON ORE COPPER

Guidance

Segment	FY18e	Comments
Zinc India	Zinc-Lead Integrated: 950kt Silver volume: +500 tonnes CoP ($/t): $950-975/t	• Revised guidance due to high input commodity prices
Zinc International	Zinc-Lead volume: c.160kt Q4 CoP: c.$1,700/t	• YTD CoP at 1,495/t; Q4 to be temporarily high due to early production from Skorpion Pit 112 and currency appreciation • Gamsberg expected CoP: $1,000-1,150/t
Oil & Gas	Q4 RJ Gross Volume: 165kboepd Ravva Gross volume: 16kboepd Cambay Gross volume: 10kboepd	
Aluminium	Alumina: 1.2-1.3mt Aluminium: 1.5-1.6mt (excl. trial-run) Aluminium CoP for Q4: $1,850-1,900/t	• Q4 aluminium CoP incorporates high input commodity prices
Power	TSPL plant availability: c. 75%	
Iron Ore	5.5mtpa at Goa and 2.3mtpa at Karnataka	• 3mt extra allocation in Goa • Mining cap limit increased for the state of Karnataka, company wise allocation in progress
Copper - India	Production: 400kt	

VEDANTA LIMITED – Q3 FY2018 RESULTS PRESENTATION 28

EBITDA Bridge (Q3 FY2018 vs. Q3 FY2017) Q3 FY2018 vs. Q3 FY2017 (In Rs. crore) Zinc & Lead 1,052 Aluminum 1,115 Brent 343 Metal Premium 49 9,000 Brent Discount (102) 2,457 1,294 Rupee ZAR/NAD (483) (9) 492 84 6,688 304 128 6,780 41 Aluminum 356 Power 48 Cairn 30 Zinc India 12 Iron Ore (225) Others 83 Market & Regulatory Operational Rs. 712 crore Rs. 220 crore 8,000 7,000 5,976 6,000 5,000 4,000 3,000 2,000 1,000 0 1 Q3 FY17 LME/ Brent / Input Currency Profit Adjusted Volume Cost & Mktg Others Q3 FY18 Premiums Commodity Petroleum EBITDA Inflation 1. Others include power import due to temporary coal shortage , pot revival cost at Jharsuguda and lower profitability from ancillary business VEDANTA LIMITED – Q3 FY2018 RESULTS PRESENTATION 29

Entity Wise Cash and Debt (in Rs. crore) 31 Dec 2017 30 Sept 2017 30 Jun 2017 Company Debt Cash & LI Net Debt Debt Cash & LI Net Debt Debt Cash & LI Net Debt Vedanta Limited 36,894 11,897 24,997 38,232 12,375 25,857 42,711 16,698 26,013 Standalone Cairn India Holdings 1 3,480 6,280 (2,800) 3,554 6,562 (3,008) 4,155 6,759 (2,604) Limited Zinc India - 19,183 (19,183) 593 19,986 (19,393) 6,959 23,967 (17,009) Zinc International - 778 (778) - 705 (705) - 614 (614) BALCO 4,841 47 4,794 4,647 82 4,565 4,765 102 4,663 Talwandi Sabo 8,262 449 7,813 8,055 294 7,761 8,029 70 7,960 Twin Star Mauritius Holdings Limited and 1,741 289 1,452 717 202 515 723 108 615 Others2 Vedanta Limited 55,218 38,923 16,295 55,798 40,206 15,592 67,342 48,318 19,024 Consolidated Notes: Debt numbers are at Book Value and excludes inter-company eliminations. 1. Cairn India Holdings Limited is a wholly owned subsidiary of Vedanta Limited which holds 50% of the share in the RJ Block 2. Others includes MALCO Energy, CMT, VGCB, Sesa Resources, Fujairah Gold, Vedanta Limited’s investment companies and ASI. VEDANTA LIMITED – Q3 FY2018 RESULTS PRESENTATION 30

Strong Credit Profile and Balance Sheet

Maturity Profile of Term Debt: Rs.34,467 Crore ($5.4 bn) (as of 31st Dec 2017)



Subsidiaries
Standalone
Rs. '000 Crore
0.3
6.5
1.9
4.6
6.2
2.1
4.0
9.4
3.7
5.7
4.7
2.4
2.3
7.4
4.8
2.6
FY2018
FY2019
FY2020
FY2021
FY2022
FY2023 & Later

Term debt of Rs.34,467 crore (Rs.19,433 Cr at Standalone and Rs.15,034 crore at Subsidiaries)
Maturity profile excludes working capital / short term borrowing of Rs.17,741 crore, and preference share of Rs.3,010 crore

- **Continued focus on balance sheet management and cost optimization**
  - Term debt reduced by c. Rs.11,450[1] crore during YTD FY2018
  - Improving credit profile lowered the spreads on bank borrowings and competitively priced debt market borrowings led to reduction in average borrowing costs by about ~40 bps on term debt portfolio during YTD Dec 2018

- **Strong liquidity:** Cash and liquid investments of Rs.38,923 crore and undrawn fund based line of credit of c. Rs.3,800 crore

Note 1. Excluding repayment of temporary borrowing by Zinc India & preference shares issued pursuant to the Cairn India merger in April

VEDANTA LIMITED – Q3 FY2018 RESULTS PRESENTATION

31

Debt Breakdown & Funding Sources Diversified Funding Sources for Term Debt of $5.4bn (as of 31st Dec 2017) Term Loans-INR Bonds-INR Term Loans-USD/Foreign Currency 15% 51% 34% Debt Breakdown (as of 31 Dec 2017) Term debt of $ 3.0bn at Standalone and $2.4bn at Subsidiaries, total consolidated $5.4bn Debt breakdown as of (Rs. in (in $bn) 31 Dec 2017 000’ Cr) Term debt 5.4 34.5 Working capital 0.4 2.8 Short term borrowing 2.3 14.9 Preference shares issued 0.5 3.0 pursuant to merger Total consolidated debt 8.6 55.2 Cash and Liquid 6.1 38.9 Investments Net Debt 2.5 16.3 Debt breakup ($8.6bn) - INR Debt 90% - USD / Foreign Currency Debt 10% Note: USD–INR: Rs. 63.9273 at 31 Dec 2017 VEDANTA LIMITED – Q3 FY2018 RESULTS PRESENTATION 32

Capital Allocation: Focus on Shareholder Returns World class assets and operational excellence to deliver strong and sustainable cash flows Production growth and asset optimization Strong Shareholder Returns Maintain Strong Balance Sheet Grow Existing Businesses Announced dividend policy at Continued reduction of gross Focus on full capacity Vedanta Ltd debt utilisation and production growth in existing businesses - pass through of HZL’s regular dividend, plus Target for AA+ rating from - minimum 30% pay out of current AA rating (CRISIL) Any investment opportunities to clear hurdle rate of return Vedanta Ltd Attributable PAT (ex HZL PAT) HZL dividend policy - minimum 30% pay out VEDANTA LIMITED – Q3 FY2018 RESULTS PRESENTATION 33

CAPITAL MARKETS DAY, MARCH 2015 Segment Summary – Zinc India Q3 Q2 9M Production (in ’000 tonnes, or as stated) % change % change FY 2018 FY 2017 FY2018 FY 2018 FY 2017 YoY YoY Mined metal content 240 276 (13)% 219 693 595 16% Refined Zinc – Total 200 205 (3)% 192 585 457 28% Refined Zinc – Integrated 200 205 (3)% 192 585 456 28% Refined Zinc – Custom- - - - 1- Refined Lead - Total 1 46 39 18% 38 118 94 26% Refined Lead – Integrated 46 39 18% 38 118 94 26% Refined Lead – Custom- - - - - - Refined Saleable Silver - Total (in tonnes) 2 132 118 13% 140 387 314 24% Refined Saleable Silver - Integrated (in tonnes) 132 118 13% 140 387 314 24% Refined Saleable Silver - Custom (in tonnes)- - - - -- Financials (In Rs. crore, except as stated) Revenue 5,853 5,328 10% 5 197 15,964 11,793 35% EBITDA 3,238 2,729 19% 3 001 8,608 5,782 49% Zinc CoP without Royalty (Rs. /MT)3 66,100 58,100 14% 63,300 64,100 57,200 12% Zinc CoP without Royalty ($/MT) 3 1,022 861 19% 984 994 852 17% Zinc CoP with Royalty ($/MT) 3 1,437 1,198 20% 1,333 1,361 1,159 17% Zinc LME Price ($/MT) 3,236 2,517 29% 2,963 2,935 2,230 32% Lead LME Price ($/MT) 2,492 2,149 16% 2,334 2,331 1,913 22% Silver LBMA Price ($/oz) 16.7 17.2 (3)% 16.8 16.9 17.9 (5)% 1. Excludes captive consumption of 1,786 tonnes in Q3 FY 2018 vs 1,731 tonnes in Q3 FY 2017 & 1,634 tonnes in Q2 FY 2018. For 9M it was 5,376 MT as compared to 3,652 MT in 9M FY2017 2. Excludes captive consumption of 9.275MT in Q3 FY 2018 and 8.918 MT in Q3 FY 2017 & 8.750 MT in Q2 FY 2018. For 9M it was 28.229 MT as compared with 18.745 MT in9M FY2017 3. The COP numbers are after adjusting for deferred mining expenses under Ind-AS. Without this adjustment, Zinc CoP per MT would have been Rs. 67,082 in Q3 FY2018 VEDANTA LIMITED – Q3 FY2018 RESULTS PRESENTATION 34

Segment Summary – Zinc International Q3 Q2 9M Production (in’000 tonnes, or as stated) % change % change FY 2018 FY 2017 FY2018 FY 2018 FY 2017 YoY YoY Refined Zinc – Skorpion 26 17 50% 23 62 64 (3)% Mined metal content- BMM 21 15 36% 20 59 51 17% Total 47 33 43% 42 121 115 6% Financials (In Rs. Crore, except as stated) Revenue 970 588 65% 853 2,624 1,726 52% EBITDA 446 203- 389 1,156 792 46% CoP – ($/MT) 1,383 1,615 (14)% 1,470 1,495 1,412 6% Zinc LME Price ($/MT) 3,236 2,517 29% 2,963 2,935 2,230 32% Lead LME Price ($/MT) 2,492 2,149 16% 2,334 2,331 1,913 22% VEDANTA LIMITED – Q3 FY2018 RESULTS PRESENTATION 35

Segment Summary – Oil & Gas Q3 Q2 9M OIL AND GAS (boepd) FY 2018 FY 2017 % change FY2018 FY 2018 FY 2017 % change YoY YoY Average Daily Total Gross Operated Production 193,647 191,230 1% 190,389 193,553 201,286 (4)% (boepd)* Average Daily Gross Operated Production (boepd) 184,133 181,818 1% 180,955 184,086 191,674 (4)% Rajasthan 157,096 154,272 2% 153,238 156,552 162,957 (4)% Ravva 16,876 18,172 (7)% 17,266 17,498 18,874 (7)% Cambay 10,161 9,375 8% 10,452 10,036 9,843 2% Average Daily Working Interest Production 117,828 115,829 2% 115,332 117,538 122,254 (4)% (boepd) Rajasthan 109,967 107,990 2% 107,267 109,586 114,070 (4)% Ravva 3,797 4,089 (7)% 3,885 3,937 4,247 (7)% Cambay 4,064 3,750 8% 4,181 4,015 3,937 2% Total Oil and Gas (million boe) Oil & Gas- Gross 16.9 16.7 1% 16.6 50.6 52.7 (4)% Oil & Gas-Working Interest 10.8 10.7 2% 10.6 32.3 33.6 (4)% Financials (In Rs. crore, except as stated) Revenue 2,413 2,149 12% 2,099 6,787 6,073 12% EBITDA 1,359 1,051 29% 1,176 3,920 2,892 36% Average Oil Price Realization ($ / bbl) 53.0 46.0 15% 45.1 47.8 41.9 14% Brent Price ($/bbl) 61.3 49.3 24% 52.1 54.4 46.9 16% * Including internal gas consumption VEDANTA LIMITED – Q3 FY2018 RESULTS PRESENTATION 36

Segment Summary – Oil & Gas (contd.)

OIL AND GAS (boepd)	Q3			Q2	9M		
	FY 2018	FY 2017	% change YoY	FY2018	FY 2018	FY 2017	% change YoY
Average Daily Production							
Gross operated	184,133	181,818	1%	180,955	184,086	191,674	(4)%
Oil	175,911	177,820	(1)%	173,408	176,391	185,984	(5%)
Gas (Mmscfd)	49.3	24.0	-	45.3	46.2	34.1	35%
Working Interest	117,828	115,829	2%	115,332	117,538	122,254	(4)%
Rajasthan (Block RJ-ON-90/1)							
Gross operated	157,096	154,272	2%	153,238	156,552	162,957	(4)%
Oil	153,530	153,621	-	150,245	153,232	160,987	(5)%
Gas (Mmscfd)	21.4	3.9	-	18.0	19.9	11.8	69%
Gross DA 1	140,584	141,176	-	137,562	140,091	147,908	(5)%
Gross DA 2	16,445	13,095	26%	15,606	16,344	15,049	9%
Gross DA 3	67	0	-	70	117	0	-
Working Interest	109,967	107,990	2%	107,267	109,586	114,070	(4)%
Ravva (Block PKGM-1)							
Gross operated	16,876	18,172	(7)%	17,266	17,498	18,874	(7)%
Oil	14,273	16,389	(13)%	14,771	15,029	16,712	(10)%
Gas (Mmscfd)	15.6	10.7	46%	15.0	14.8	13.0	14%
Working Interest	3,797	4,089	(7)%	3,885	3,937	4,247	(7)%
Cambay (Block CB/OS-2)							
Gross operated	10,161	9,375	8%	10,452	10,036	9,843	2%
Oil	8,108	7,811	4%	8,392	8,130	8,285	(2)%
Gas (Mmscfd)	12.3	9.4	31%	12.4	11.4	9.3	23%
Working Interest	4,064	3,750	8%	4,181	4,015	3,937	2%
Average Price Realization							
Cairn Total (US$/boe)	52.8	46.2	14%	44.9	47.6	41.9	14%
Oil (US$/bbl)	53.0	46.0	15%	45.1	47.8	41.9	14%
Gas (US$/mscf)	7.6	5.9	29%	6.4	6.9	7.0	(1)%

VEDANTA LIMITED – Q3 FY2018 RESULTS PRESENTATION 37

Segment Summary – Aluminium

vedanta
transforming elements

Particulars (in'000 tonnes, or as stated)	Q3			Q2	9M		
	FY 2018	FY 2017	% change YoY	FY2018	FY 2018	FY 2017	% change YoY
Alumina – Lanjigarh	287	328	(12)%	269	859	895	(4)%
Total Aluminum Production	445	319	40%	401	1,198	860	39%
Jharsuguda-I	116	132	(12)%	99	307	393	(22)%
Jharsuguda-II [1]	187	84	-	157	464	161	-
245kt Korba-I	65	65	-	65	194	192	1%
325kt Korba-II [2]	77	38	-	79	233	115	-
Jharsuguda 1800 MW (MU)	-	-	-	-	-	511	-
Financials *(In Rs. crore, except as stated)*							
Revenue	6,514	3,858	69%	5,212	16,276	10,183	60%
EBITDA – BALCO	166	175	(5)%	140	481	342	41%
EBITDA – Vedanta Aluminium	444	475	(7)%	317	1,113	975	14%
EBITDA Aluminum Segment	609	651	(6)%	457	1,594	1,317	21%
Alumina CoP – Lanjigarh ($/MT)	327	265	23%	331	325	273	19%
Alumina CoP – Lanjigarh (Rs. /MT)	21,200	17,900	18%	21,400	21,000	18,300	14%
Aluminium CoP – ($/MT)	1,945	1,429	36%	1,857	1,855	1,452	28%
Aluminium CoP – (Rs. /MT)	125,900	96,400	31%	119,400	119,700	97,500	23%
Aluminum CoP – Jharsuguda ($/MT)	1,919	1,388	38%	1,853	1,833	1,418	29%
Aluminium CoP – Jharsuguda(Rs. /MT)	124,200	93,600	33%	119,100	118,200	95,200	24%
Aluminum CoP – BALCO ($/MT)	2,000	1,499	33%	1,865	1,896	1,513	25%
Aluminium CoP – BALCO (Rs. /MT)	129,400	101,100	28%	119,900	122,300	101,500	20%
Aluminum LME Price ($/MT)	2,102	1,710	23%	2,012	2,009	1,634	23%

1. *Including trial run production of 18 kt in Q3 FY2018 and 36 kt in Q3 FY2017 and 15 kt in Q2 FY2018. For 9M Trial run production was 52kt in FY2018 vs 67kt in FY2017*
2. *Including trial run production of 56 tonnes in Q3 FY2018 and 270 tonnes in Q3 FY2017 and 1000 tonnes in Q2 FY2018. For 9M Trial run production was 16.1kt in FY2018 vs 28kt in FY2017*

VEDANTA LIMITED – Q3 FY2018 RESULTS PRESENTATION

38

Segment Summary – Power Q3 Q2 9M Particulars (in million units) FY 2018 FY 2017 % change FY2018 FY 2018 FY 2017 % change YoY YoY Total Power Sales 3,146 3,413 (8)% 2,950 7,933 9,453 (16)% Jharsuguda 600 MW 111 879 (87)% 93 768 2,376 (68)% BALCO 600 MW 466 660 (30)% 132 1,148 1,817 (37)% MALCO- 29 - - 4 144 (97)% HZL Wind Power 57 53 8% 143 356 373 (5)% TSPL 2,512 1,792 40% 2,582 5,657 4,743 19% Financials (in Rs. crore except as stated) Revenue 1,724 1,532 12% 1,431 3,888 4,099 (5)% EBITDA 595 435 37% 366 1,071 1,177 (9)% Average Cost of Generation(Rs. /unit) ex. TSPL 2.74 2.10 30% 2.09 2.15 2.04 5% Average Realization (Rs. /unit) ex. TSPL 2.97 2.77 7% 2.85 2.79 2.85 (2)% TSPL PAF (%) 97% 77%- 87% 68% 75%- TSPL Average Realization (Rs. /unit) 3.49 3.33 5% 3.61 3.56 3.45 3% TSPL Cost of Generation (Rs. /unit) 2.40 2.34 3% 2.64 2.63 2.44 8% VEDANTA LIMITED – Q3 FY2018 RESULTS PRESENTATION 39

Segment Summary – Power (contd.)

vedanta
transforming elements

Power Generation Capacity – c. 9GW

IPP: 3.6GW
- 600MW Jharsuguda (of 2400MW plant)
- 1,980MW TSPL
- 2*300MW BALCO (of 1200MW plant)
- 274MW HZL Wind Power
- 100MW MALCO



41%
59%

CPP:5.1GW
- 1,215MW Jharsuguda
- 3*600MW Jharsuguda (of 2400MW plant)
- 540MW BALCO
- 270MW BALCO
- 2*300MW BALCO (of 1200 MW plant)
- 90MW Lanjigarh
- 474MW HZL
- 160MW Tuticorin

Note: MALCO 100MW (IPP) is under care and maintenance since 26th May 2017

VEDANTA LIMITED – Q3 FY2018 RESULTS PRESENTATION
40

Segment Summary – Iron Ore Particulars (in million dry metric tonnes, or Q3 Q2 9M as stated) % change % change FY 2018 FY 2017 FY2018 FY 2018 FY 2017 YoY YoY Sales 1.8 3.7 (52)% 0.7 4.8 7.1 (32)% Goa 1.0 2.7 (63)% 0.1 3.0 5.1 (42)% Karnataka 0.8 1.0 (20)% 0.6 1.8 2.0 (8)% Production of Saleable Ore 0.9 2.6 (64)% 1.2 5.4 7.3 (26)% Goa 0.8 (64)% 0.4 3.4 5.2 (35)% 2.3 Karnataka 0.1 0.4 (61)% 0.9 2.1 2.1- Production (’000 tonnes) Pig Iron 165 154 7% 137 465 526 (12)% Financials (In Rs. crore, except as stated) Revenue 843 1,449 (40)% 542 2,104 2,990 (28)% EBITDA 231 467 (51)% (4) 267 935 (71)% VEDANTA LIMITED – Q3 FY2018 RESULTS PRESENTATION 41

Segment Summary – Copper India Q3 Q2 9M Production (in ’000 tonnes, or as stated) % change % change FY 2018 FY 2017 FY 2018 FY 2018 FY 2017 YoY YoY Copper - Cathodes 101 102 (1)% 106 298 300 (1)% Tuticorin power sales (million units) 3 46 (93)% 4 36 136 (73)% Financials (In Rs. crore, except as stated) Revenue 5,898 5,440 8% 6,237 17,457 15,326 14% EBITDA 297 447 (34)% 392 902 1,259 (28)% Net CoP – cathode (US/lb) 5.6 3.9 42% 4.5 6.1 5.0 22% Tc/Rc (US/lb) 20.8 22.2 (6)% 21.6 21.1 21.9 (4)% Copper LME Price ($/MT) 6,808 5,277 29% 6,349 6,280 4,924 28% VEDANTA LIMITED – Q3 FY2018 RESULTS PRESENTATION 42

Sales Summary Sales volume Q3 FY2018 9M FY2018 Q3 FY2017 9M FY2017 Q2 FY2018 Zinc-India Sales Refined Zinc (kt) 200 583 211 479 193 Refined Lead (kt) 45 119 36 91 39 Total Zinc (Refined+Conc) kt 200 583 211 479 193 Total Lead (Refined+Conc) kt 45 119 36 91 39 Total Zinc-Lead (kt) 245 702 248 570 232 Silver (moz) 4.2 12.5 3.8 10.1 4.7 Zinc-International Sales Zinc Refined (kt) 26 62 20 64 24 Zinc Concentrate (MIC) 6 28 6 19 7 Total Zinc (Refined+Conc) 32 90 26 83 31 Lead Concentrate (MIC) 14 45 9 30 12 Total Zinc-Lead (kt) 47 134 34 112 43 Aluminium Sales Sales - Wire rods (kt) 93 266 74 233 87 Sales - Rolled products (kt) 6 19 6 10 7 Sales - Busbar and Billets (kt) 89 214 43 104 73 Total Value added products (kt) 189 499 123 348 167 Sales - Ingots (kt) 252 660 199 491 213 Total Aluminium sales (kt) 441 1,158 322 838 380 VEDANTA LIMITED – Q3 FY2018 RESULTS PRESENTATION 43

Sales Summary

Sales volume	Q3 FY 2018	9M FY 2018	Q3 FY 2017	9M FY 2017	Q2 FY2018
Iron-Ore Sales					
Goa (mn DMT)	1.0	3.0	2.7	5.1	0.1
Karnataka (mn DMT)	0.8	1.8	1.0	2.0	0.6
Total (mn DMT)	1.8	4.8	3.7	7.1	0.7
Pig Iron (kt)	171	459	141	511	154
Copper-India Sales					
Copper Cathodes (kt)	60	158	53	139	59
Copper Rods (kt)	42	139	48	156	46
Sulphuric Acid (kt)	126	367	116	386	133
Phosphoric Acid (kt)	53	150	51	146	51

Sales volume Power Sales (mu)	Q3 FY2018	9M FY2018	Q3 FY2017	9M FY2017	Q2 FY2018
Jharsuguda 600 MW	111	768	879	2,376	93
TSPL	2,512	5,657	1,792	4,743	2,582
BALCO 270 MW	-	-	-		-
BALCO 600 MW	466	1,148	660	1,817	132
MALCO	-	4	29	144	-
HZL Wind power	57	356	53	373	143
Total sales	**3,146**	**7,932**	**3,413**	**9,453**	**2,950**
Power Realisations (INR/kWh)					
Jharsuguda 600 MW	1.90	2.16	2.46	2.36	1.10
TSPL[2]	3.49	3.56	3.33	3.45	3.61
Balco 600 MW	3.14	2.84	2.96	2.98	2.52
MALCO	-	3.07	6.75	5.75	-
HZL Wind power	3.75	3.96	3.39	4.24	4.29
Average Realisations[1]	2.97	2.79	2.77	2.85	2.85
Power Costs (INR/kWh)					
Jharsuguda 600 MW	4.47	2.52	2.02	1.98	3.46
TSPL[2]	2.40	2.63	2.34	2.44	2.64
BALCO 270 MW	-	-	-	-	-
Balco 600 MW	2.48	2.35	2.11	2.23	2.78
MALCO	-	18.57	5.51	4.35	-
HZL Wind power	1.45	0.55	1.47	0.62	0.57
Average costs[1]	2.74	2.15	2.10	2.04	2.09

1. *Average excludes TSPL*
2. *Based on Availability*

VEDANTA LIMITED – Q3 FY2018 RESULTS PRESENTATION

44

Group Structure


Vedanta Resources Plc
79.4%
50.1%
Konkola Copper Mines (KCM)
Vedanta Ltd
Divisions of Vedanta Limited
Sesa Iron Ore
Sterlite Copper (Tuticorin)
Power (600 MW Jharsuguda)
Aluminium (Odisha aluminium and power assets)
Cairn Oil & Gas*
Subsidiaries of Vedanta Ltd
64.9%
51%
100%
100%
Zinc India (HZL)
Bharat Aluminium (BALCO)
Zinc International (Skorpion & Lisheen - 100% BMM-74%)
Talwandi Sabo Power (1,980 MW)
Listed entities
Unlisted entities

Note: Shareholding as on Dec 31, 2017
**50% of the share in the RJ Block is held by a subsidiary of Vedanta Ltd*

VEDANTA LIMITED – Q3 FY2018 RESULTS PRESENTATION 45

Results Conference Call Details Results conference call is scheduled at 6:30 PM (IST) on January 31, 2018. The dial-in numbers for the call are given below: Event Telephone Number Mumbai main access Earnings conference call on January India – 6:30 PM (IST) +91 22 3938 1017 31, 2018 Toll Free number 1 800 120 1221 1 800 200 1221 Singapore – 9:00 PM (Singapore Toll free number Time) 800 101 2045 Hong Kong – 9:30 PM (Hong Kong Toll free number Time) 800 964 448 UK – 1:00 PM (UK Time) Toll free number 0 808 101 1573 Toll free number US – 8:00 AM (Eastern Time) 1 866 746 2133 http://services.choruscall.in/diamondpass/registration?confirmationNu For online registration mber=5267915 Replay of Conference Call Mumbai (January 31, 2018 to February 6, +91 22 3065 2322 2018) Passcode: 34255# VEDANTA LIMITED – Q3 FY2018 RESULTS PRESENTATION 46